hello come on in

hello I'm Amy Mousavi the dispatch DEP specialist at the Arizona Commission for the deaf and hard of hearing guess where I am

I'm at la Kiel brewing and I'm here with Ian Cameron I'll be introducing him he is a deaf brewer and the owner of this brewery in Mesa Arizona

we're here at lock deal brewing where does the name la kiyul come from and how did you get involved with brewing I'd be happy to answer that question

lakeil is a family name i am ian cameron of the la Kiel and it is a different branch of the Cameron family there are several different branches and la Kiel is the top branch of the Cameron family it is the family that has that bruised the Scotch beers to answer your second question how did I get involved with brewing well that's an interesting story I'll try to keep it short

but I started studying biology and chemistry and at the request of a certain grandfather but I was taught how to brew root beer with alcohol it's not the not your grandfather's root beer that you've heard about but it's it's similar to that type of root beer and one thing led to another and I started to experiment with different grains and a variety of equipment and I started to narrow down my focus my grandmother gave me the family recipe which is what I use now in the brewery Wow

you're just talking about your

and here we are in the brewing area I have some questions for you about your family history family recipe where does it come from

sure I would be happy to talk about my family recipe this recipe is 300 years old and the recipe is for a war beer and it's for all of these Scottish families who were in the Jacob bite war versus Scotland and England and the purpose of the beer is truly to be a meal it was supposed to be a quick meal in order for people to feel less because obviously that was the purpose of alcohol but over time the beer became more of an art and after the war and after everything had settled there was a truce between Scotland and England and the United Kingdom was formed the families passed down this recipe and it changed over time and the focus became more on the art of the beer and the beer stopped being made about a hundred years ago because the final family brewer passed away in World War one and so the art of making the beer was lost and to add on to that the Prohibition era era began in the United States

my grandmother found out that I was interested in brewing beer and I had told her that and my grandma decided to give me the family recipe I decided to give it a try as a home brewer

and I've been a home brewer for the last 15 years but I decided to focus on the art of the scada scotch ale I decided to send the recipe back to the family after I felt like it was ready for commercial production my goal was to open my own brewery

I sent the recipe to my family in Scotland for them to try and soon thereafter I got a letter saying that they approved of it for commercial production and here we are today that story about your family history and the war is amazing and it's great that you got this seal of approval from your family that's really interesting I couldn't help but look at your wooden tap handle that you have what is that all about well you can see it here this is the tap handle that will be used and you will be seeing this around the Phoenix metro area over the next few years you can see the family logo up here and the family crest at the top and up here at the top it says a Oh No Ricci le and that is Gaelic for let us

join together you can see the five
different arrows becoming one and like I
mentioned earlier there would be five
different branches of the Cameron family
and that is about them joining as one
we are now in the brew house in the
brewing area Ian do you mind telling us
what the brewing process entails sure
this is the mash tun this is where we
put the grains and they eventually
became become a sugary liquid it's a
really sticky and sugary liquid and
after it is done here in the mash tun it
is moved over to the kettle that you can
see here in the kettle the liquid is
boiled and this is where the sugar
becomes more integrated with the liquid
this is where we add the hops and the
different ingredients as well however
we're not adding yeast at this point
this also cleans up the brew after the
brew is cleaned and boiled it is heated
up to over 200 degrees the next step is
critical and we must cool the beer and
cool it quickly we can't just leave it
in here to cool over time
we use something called a heat exchange
this will transfer it over into cooler
water and then transfer the wort back
into this kettle
this drops the temperature from 200 plus
degrees to 68 degrees in three or four
minutes after the exchange the beer is
then transferred over to the fermenter
that you can see over here we move the
liquid from the kettle after it's been
cooled into the fermenter next we will
be adding the yeast the yeast is a micro
organism it is a form of bacteria but it
is considered a good bacteria the yeast
is what converts the sugary liquid or
the wort that I was just talking about
to alcohol the yeast is eaten by the
liquid and it is converted into alcohol
this typically takes a week or a week
and a half to completely convert the
liquid to alcohol it's still a little
bit sweet but there are many different

types of yeasts that can be used but what I can do as a brewer is introduce the yeast to the best working environment yeast is just like people if you make people work in heat they're not going to do well if you make people work in the cold they're not going to do well either we give the yeast the best working environment to make the best possible beer and to mouth maximize the alcohol content and there's one thing that I forgot to tell you you may be wondering how we get the yeast into the fermenter we use this device here this is the key we attach this to the bottom and we use a gas like oxygen to get the yeast into the fermenter after this process we transfer the liquid over to the next process we transfer it into this beer bright tank or BB tea this will clear up the beer the beer will be a little bit cloudy

once it's done in the fermenter because there are still some yeast remaining in the liquid we move it into the BB t to clear up the yeast this will chill the beer even further the temperature in the fermenter vessel is about 68 to 70 degrees then the temperature is crashed about 35 degrees to get the sediment to settle we use a process called racking in order to get the yeast to the bottom of the tank everything is then transferred into this BBT there's still some sediment and some yeast in the beer at this point this is where we'll add the carbon dioxide this is what gives beer the fizzy taste after we add the carbon dioxide we will transfer the beer into kegs

getting the beer into the keg is the final step in the brewing process and these kegs are then ready to be distributed to other breweries or to be tapped here at the brewery

well we've seen different parts of the brewery so now I want to ask you a few different questions you are starting

your own business and you are a deaf
person what challenges have you faced
sure I can talk about a few of the
challenges that I've experienced in
opening my own business it all starts
with passion I think it all starts with
passion you need to know what you want
to do then once you've had you have that
passion and you know what you want to do
you need to start developing some goals
and those goals will help you toward
your vision your vision becomes your end
game that end game well for anything in
life you have to have a plan in place in
order to meet your goals
in order for something big to happen you
have to break it down of course
we wish we could do things like this
overnight but life doesn't work that way
that's right now as far as some
frustrations or some challenges that I
faced let's say communication but it
really hasn't been that bad because a
lot of communication these days happens
via email or through texting the
interesting thing is that I found the
best people to work with are the people
who are the most flexible with
communication methods so if there's
someone that wants to only speak on the
phone I'll explain to them that I use
relay and if I get pushback from them
chances are they won't be a good fit for
me or you and your business if there's
no flexibility there then you're gonna
have problems going forward so just a
tip so communication and I would say
information I would consider myself well
educated but I think education has given
me the tools to seek out more
information and really I think that's
the whole point of Education it's not
just to fill your brain with stuff but
it gives you the tools on how to find
information not everyone knows
everything and it's a learning process
and I would have to admit that this has
been a learning process for me and I

think the fun part of learning is that
you will face challenges just like you
would in any other type of business or
in life but it's how you deal with those
problems that's key the important stuff
is right there and obviously if you
can't problem-solve then you can't
expect to have good outcome but I would
like to think that I've proven myself
well by how everything looks and how
I've been doing so far so yeah I think
those would be the main problems
communication and access to information
yeah those are the two that I would say
great well thank you so much for giving
us a tour of Lakia brewery sure no
problem my pleasure when do you open
we'll be opening early fall the date
keeps getting pushed back because of
barriers that we've faced with city
permits and
things like that so early fall we hope
to see you successful in your business
you can find his contact information for
the website here thank you again